Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                December 7, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 9040
                     FTP Dividend Strength Portfolio Series
                                 (the "Trust")
                      CIK No. 1822598 File No. 333-249700
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. UIT FILINGS SHOULD BRIEFLY DESCRIBE THEIR INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN THE REGISTRATION STATEMENT AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: Please refer to the bullet points under the section of the prospectus entitled "Expenses and Charges" where the Trust identifies circumstances under which the Trust may indemnify the Trustee and/or Sponsor of the Trust.

Portfolio
---------

      2. THE DISCLOSURE PROVIDES THAT THE INITIAL UNIVERSE IS SELECTED FROM THE COMPANIES LISTED IN THE S&P 1500(R) INDEX. PLEASE EXPLAIN WHETHER ONLY U.S. COMPANIES ARE INCLUDED IN THE REFERENCED INDEX.


      Response: The Trust notes that the S&P 1500(R) Index that the initial universe is selected from includes both U.S. and non-U.S. issuers.

      3. THE DISCLOSURE UNDER THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" DESCRIBED THAT THE TRUST HAS EXPOSURE TO COMPANIES WITH VARIOUS MARKET CAPITALIZATIONS. THIS IS INCONSISTENT WITH EARLIER DISCLOSURE IN THE "PORTFOLIO SELECTION PROCESS" SECTION WHICH STATES THAT PART OF THE TRUST'S INVESTMENT CRITERIA IS SELECTING COMPANIES WITH MARKET CAPITALIZATIONS OF GREATER THAN $1 BILLION. PLEASE EXPLAIN THE INCONSISTENCY TO THE STAFF AND PLEASE DISCLOSE WHAT METRIC THE SPONSOR USES TO DEFINE MARKET CAPITALIZATION.

      Response: Please note that the Trust's strategy disclosure relating to selecting companies with market capitalizations greater than $1 billion is not inconsistent with the disclosure that the Trust has exposure to companies with various market capitalizations given the metrics the Sponsor utilizes for market capitalization purposes. The Sponsor utilizes the following market capitalization ranges: small-capitalization companies are those with market capitalizations below $4.026 billion, mid-capitalization companies are those with market capitalizations between $4.026 billion and $21.0212 billion, and large-capitalization companies are those with market capitalizations above $21.0212 billion.

Risk Factors
------------

      4. PLEASE CONSIDER ADDING THAT SMALL-CAPITALIZATION INCLUDES MICRO-CAPITALIZATION COMPANIES AND DISCLOSE THE RELATED RISKS OF MICRO-CAPITALIZATION COMPANIES IN THE "SMALL AND/OR MID CAPITALIZATION COMPANIES" RISK.

      Response: The Trust respectfully declines to add disclosure related to micro-capitalization companies as the Trust will not have exposure to any micro-capitalization companies in its portfolio.

      5. PLEASE CONSIDER INCLUDING GROWTH AND VALUE INVESTING RISKS IN THE "RISK FACTORS" SECTION.

      Response: The Trust respectfully declines to add risk disclosure related to growth and value investing as growth and value are not factors in the selection of securities in the Trust's portfolio.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon